Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated August 7, 2017, and the related Letter of Transmittal (as defined below) together with any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state or any administrative or judicial action pursuant thereto. The Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such state.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
WebMD Health Corp.
at
$66.50 Net Per Share
by
Diagnosis Merger Sub, Inc.
a wholly-owned subsidiary of
MH Sub I, LLC

Diagnosis Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of MH Sub I, LLC (“Parent”), a Delaware limited liability company, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of WebMD Health Corp., a Delaware corporation (“WebMD”), at a price of $66.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON SEPTEMBER 7, 2017, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is for Parent, through the Purchaser, to acquire control of, and all of the equity interests in, WebMD. KKR North America Fund XI L.P. is an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and the Purchaser.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 24, 2017, by and among Parent, the Purchaser and WebMD (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that after the purchase of Shares in the Offer, the Purchaser will merge with and into WebMD (the “Merger”), with WebMD continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and as a wholly-owned subsidiary of Parent. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of WebMD or owned by any direct or indirect wholly-owned subsidiary of WebMD and each Share owned by Parent, the Purchaser or any direct or indirect wholly-owned subsidiary of Parent, or by any stockholders of WebMD who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will at the effective time of the Merger be cancelled and converted into the right to receive the Offer Price less any applicable withholding taxes and without interest. As a result of the Merger, Shares will cease to be publicly traded. The Merger Agreement is more fully described in Section 11—“The Merger Agreement” of the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among others things, the following: (a) there being a number of Shares validly tendered and not validly withdrawn prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery that have not yet been “received,” as such term is defined in Section 251(h)(6) of the DGCL), that when added to Shares owned by Parent and its subsidiaries, represent a majority of all Shares outstanding as of the expiration of the Offer (the “Minimum Condition”) (it being understood that, for purposes of calculating whether the Minimum Condition has been satisfied, the aggregate number of Shares outstanding shall (i) include, without duplication, Shares issuable in respect of (A) WebMD stock options for which the holders thereof have satisfied all of the requirements for exercise thereof prior to the expiration of the Offer, (B) restricted stock units for which the holders thereof have satisfied all of the requirements for vesting thereof prior to the expiration of the Offer, (C) convertible securities for which the holders thereof have satisfied all of the requirements for conversion prior to the expiration of the Offer, and (ii) not include Shares held in treasury by WebMD as of the expiration of the Offer or any other Shares acquired by WebMD prior to the expiration of the Offer); (b) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and, to the extent applicable, obtaining all clearances and authorizations required by the antitrust laws of Germany and Austria; (c) no governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law, judgment, injunction, order, decree or similar requirement that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Offer, the acquisition of Shares by Parent or the Purchaser, the Merger or the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”); (d) the accuracy of WebMD’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“The Merger Agreement” of the Offer to Purchase) qualifiers where applicable); (e) WebMD’s performance or compliance with its obligations, agreements and covenants as required under the Merger Agreement in all material respects; (f) the absence, since the date of the Merger Agreement, of any event, circumstance, change, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“The Merger Agreement” of the Offer to Purchase); (g) the delivery by WebMD of a certificate, dated as of the then scheduled Expiration Date, certifying that the Offer Conditions (as defined in the Offer to Purchase) specified in (d), (e) and (f) have been satisfied; and (h) the completion of the seventeen (17) consecutive business day marketing period as described in Section 11—“The Merger Agreement”—“Financing” of the Offer to Purchase for Parent’s debt financing, as described in Section 9—“Source and Amount of Funds” of the Offer to Purchase to begin no earlier than September 6, 2017 and subject to certain blackout periods described in the Merger Agreement. The Offer is also subject to certain other terms and conditions. See Section 15—“Certain Conditions of the Offer” of the Offer to Purchase. Following the consummation of the Offer, the Purchaser intends to effect the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

The offering period of the Offer will expire at the Expiration Date. The term “Expiration Date” means 11:59 P.M., New York City time, on September 7, 2017, unless the Purchaser, in accordance with the Merger Agreement, has extended the offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by the Purchaser, will expire. Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Date, and, if not previously accepted for payment at any time, after October 6, 2017 pursuant to Securities and Exchange Commission (“SEC”) regulations.

On July 23, 2017, after careful consideration, the board of directors of WebMD (the “WebMD Board”) (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of WebMD and its stockholders; (ii) declared it advisable to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by WebMD of the Merger Agreement and the consummation of the Transactions; (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

If, as a result of the Offer, the Purchaser holds Shares that represent at least one Share more than 50% of all the issued and outstanding Shares, Parent, the Purchaser and WebMD will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, as soon as practicable, consummate the Merger under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of WebMD. We expect the Merger to occur without a “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, the Purchaser has agreed that it will not, without the prior written consent of WebMD (i) waive the Minimum Condition, (ii) reduce the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) reduce the maximum number of Shares to be purchased in the Offer, (v) impose conditions to the Offer in addition to the Offer Conditions, (vi) amend, modify or supplement any of the Offer Conditions or any other term of the Offer in a manner that is adverse to the holders of Shares, or (vii) except as otherwise required or permitted by the Merger Agreement, extend (or make any other amendment that would have the effect of extending) the initial Expiration Date.

The Merger Agreement provides that the Purchaser will, and Parent will cause the Purchaser to, (a) extend the Offer for any minimum period or periods required by applicable law, any applicable rule, regulation, interpretation or position of the SEC or its staff or required by any of the rules and regulations, including the listing standards, of the NASDAQ Global Select Market or any other United States national securities exchange registered under the Exchange Act on which Shares are traded, (b) if, as of the then-scheduled Expiration Date, any of the Offer Conditions are not satisfied or, to the extent permitted, waived, extend the Offer for successive extension periods of five (5) business days each until all of the Offer Conditions are satisfied, or to the extent permitted, waived; provided if the Marketing Period has ended and the sole unsatisfied Offer Condition is the Minimum Condition, the Purchaser may, and WebMD may require the Purchaser to, extend the Offer for up to four (4) occasions in consecutive periods of five (5) business days each, (c) if, as of the then-scheduled Expiration Date, WebMD shall have brought any action to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or the Purchaser, extend the Offer for the period during which the action is pending or such other time period established by the court presiding over such action, as the case may be and (d) in certain circumstances, the Purchaser may, in its sole discretion, extend the Offer on up to four (4) occasions in consecutive increments of five (5) business days each.

In any case, the Purchaser will not be required or permitted to extend the Offer beyond December 23, 2017.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

In order to tender your Shares in the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase prior to the expiration of the Offer, or if you cannot deliver all required documents to American Stock Transfer & Trust Co., LLC (the “Depositary and Paying Agent”) prior to the Expiration Date, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when the Purchaser gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for those Shares with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting those payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

All questions as to validity, form and eligibility (including time of receipt) of the surrender of any certificates representing Shares, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, will be determined by the Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary and Paying Agent) which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the surrender of any Shares or certificates representing Shares whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, the Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, if not previously accepted for payment, at any time after October 6, 2017, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in Section 4—“Withdrawal Rights” of the Offer to Purchase; otherwise, the tender of Shares pursuant to the Offer is irrevocable. For a withdrawal of Shares to be effective, a written (or, with respect to Eligible Institutions (as defined in the Offer to Purchase), a manually executed facsimile) notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary and Paying Agent) which determination will be final and binding. The Purchaser also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, the Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Holders of Shares should consult their own tax advisors regarding the United States federal income tax consequences of the Offer and the Merger to them in light of their particular circumstances, as well as the tax consequences that may arise under other United States federal tax laws and the laws of any state, local or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

WebMD has provided the Purchaser with its list of stockholders and with security position listings for the purpose of dissemination of the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on WebMD’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and WebMD’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the WebMD Board and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at the Purchaser’s expense. Neither Parent nor the Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders may call toll free: (877) 456-3524
Banks and Brokers may call collect: (212) 750-5833
August 7, 2017